Exhibit 99.1

Xinyuan Real Estate was Reclassified as Low Refinancing Risks Corporate

by Fitch Ratings

BEIJING, February 21, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that the Fitch Rating re-classified Xinyuan as the low refinancing risks corporate on February 19th.

On February 17th, Fitch Ratings released a report and publicly rated Chinese corporate issuers facing a significant amount of capital market refinancing risks. We immediately noticed a factual mistake that a 1.13b CNY on shore bond redemption in 2019 has been neglected, and it’s still counted as due in 1H 2020 in the report. This has inflated the Company’s near-term bond by over 100%. As a result, Xinyuan was listed as one of the high refinancing risks companies with six other small-to medium real estate developers.

Xinyuan immediately reflected with Fitch Ratings regarding the mistaken number used in the report. On February 19th, Fitch Ratings published an amended report where Xinyuan’s refinancing risk has been adjusted from “high” to “low”. On February 21st, Fitch Ratings also sent out a press release reiterating Xinyuan’s low refinancing risks.

Xinyuan adheres to the strategy of stable operations, which we have always been highly focused on the security of the Company's cash flow. Company also has a series of high-quality project in reserves. The Novel Coronavirus’s impact is limited and within the capability of Xinyuan’s cashflow management throughout the year.

Fitch Ratings Press Release: https://www.fitchratings.com/site/pr/10111534

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com